February 8, 2008

Ms. Julie Herman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Material Technologies, Inc, File No. 33-23617
       Form 10-KSB for the year ended December 31, 2006
       Form 10-QSB for the quarter ended September 30, 2007

Dear Ms. Herman,

I am in receipt of the Commission’s comments contained in its correspondence dated December 20, 2007 relating to the above filings.  My response to these comments are as follows:

A.  Form 10-KSB for the year ended December 31, 2006

  Report of Independent Registered Public Accounting Firm, page F-1

We are in the process of amending our 10-KSB for the year ended December 31, 2006. We will request that our current auditors examine the inception to date activity reflected in our statement of operations and cash flows and request that they opine on the financial statements as a whole, thus eliminating the need to include reports of prior auditors.

  Consolidated Statements of Income, page F-4

We believe we properly classified all expenses pursuant to Rule 5-03 of Regulation SX. However, in light of the staff’s position in SAB.T.5P3, which states that “charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material” we plan to reclassify the

Ms. Julie Herman
February 8, 2008

charge for the modification of research and development sponsor agreement as an operating expense. Based upon SAB T.5P3 as indicated above, we believe all other non-operating expenses are properly classified.

     Note 1 – Organization and Basis of Presentation, page F-16

  Acquisition of Monitoring

Monitoring was acquired on August 18, 2006. The actual shares issued in the acquisition were 37,630,750 pre-split shares (125,435 common shares post-split).  We valued the purchase price based on the $.07 trading price of our 37,630,750 shares on the date of acquisition.

  Additional shares issued in Monitoring Acquisition

Pursuant to Section 2.02(d) of the Agreement and Plan of Acquisition, it was agreed that for a one year period we would adjust the number of shares owned by the shareholder of Monitoring so that it maintained the same 17.4% ownership percentage in our company that it had on the date of the acquisition.  Due to the number of shares issued from August 18, 2006 though December 31, 2006, we issued to this shareholder the additional 6.3 million shares.

At the time of negotiating the acquisition of Monitoring, the additional shares were not considered. In August 2006, we were not considering the reverse stock-split or the number of shares which were issued after the split.

  Accounting for the acquisition of Monitoring

We treated the acquisition of Monitoring as a purchase of assets due to the fact that Monitoring had no principal operations at the time of purchase. At the time of acquisition, Monitoring had $500,000 in cash and a license to develop and market unproven technology. We acquired these two assets in exchange for issuing 37,630,750 (pre-split) shares of our common stock. On the date of issuance, our common shares were trading at $.07. The two assets were valued at $2,634,153 of which $500,000 was in cash with the remaining $2,134,153 originally treated as in process research and development and expensed pursuant to EITF 86-14.

We did consider EITF 98-03 and analyzed the acquisition under the three prong test and determined that Monitoring was not a business on the date of acquisition.

Ms. Julie Herman
February 8, 2008

  Disclosure relating to acquired in process research and development

We note the Commission’s comment to enhance our disclosures in future filings regarding our acquisition of in process research and development.

     Note 2 - Summary of Significant Accounting Policies, page F-18

  Issuance of Stock for non-cash consideration, page F-24

Based upon the large number of shares issued under lock up agreements and other sales restrictions, we believe that the trading price of our common stock is artificially high. Therefore we established a market capitalization method in valuing its issuance of large blocks of common stock.

We reviewed our methodology with our prior independent auditors and they have accepted our valuation of the shares we issue for non-monetary consideration. We considered the following factors in this decision, in addition to the large number of shares not in the public float described above:  (1) most of the shares issued after the reverse split were given to certain key individuals who have supported us in the past, and not necessarily due to their specific ongoing activities that might increase the value of the enterprise going forward; (2) as a result, the issuance of these shares is closer to an in-substance stock dividend than a new issuance of shares (even though there is not a pro-rata issuance to all existing shareholders) to a new group of individuals for new services that will enhance the value of our company; and (3) we considered the guidance in paragraph 7 of SFAS 123(R), which states (emphasis added):

“if the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.  In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

As a result, we determined at that time that this “market-cap” methodology for the issuances of large blocks of shares immediately after the reverse split resulted in non-cash expense totals that made much more sense (i.e., were more reliably measurable) in relation to the value we received from the services performed related to the issuance of those shares than did the simple multiplication of the shares issued by the closing price of the stock on the date of the transactions. By using this methodology, we assigned value for services received in exchange for

Ms. Julie Herman
February 8, 2008

our common shares totaling $6,640,173 in 2006 as compared to $125,741,024 in valuing the same services by the undiscounted trading price of the shares on date of issuance

     Note 3 – Investments, page F-27

  Birchington, page F-28

In two purchase agreements with Birchington Investments Limited, we acquired 17,913,000 shares of Birchington’s common stock through the issuance of 11,850,000 (pre-split) shares of our common stock. In the purchase agreements, we agreed to place into escrow 3,555,000 (pre-split) shares of its common stock for a period of one year following the closing.  This first of these two arrangements was settled during 2006, as disclosed in Note 3.  The second of these two arrangements stipulated that if the price of the Company’s common stock is below the closing price (as defined) on the anniversary of the closing date of these transactions, then Birchington shall be entitled to purchase out of escrow a percentage of the escrowed shares based on the percentage of such decline for a price of $3.00 per share (as defined).  Any shares remaining in escrow will then be returned to the Company.  Based on the Company’s closing price at December 31, 2006, Birchington is entitled to purchase all of the remaining 6,000 shares out of escrow.  The Company has bifurcated the downside price protection feature of the Birchington Agreements and has valued this feature at its fair value, totaling $0 at December 31, 2006 (as the Company’s share price was below $3.00 per share at December 31, 2006 and the option to acquire the escrowed shares expired in September 2006).

     Note 8 – Convertible Debentures, page F-34

  Increase in obligation to Palisades, page F-35

The increase in the principal amount due Palisades in the amount of $418,530 was not payments made by Palisades on behalf of us, but was a non-monetary fee charged for the various changes in the terms of the underlying debentures including the extension of the maturity date. The increase in the debentures also increased the number of shares of our common shares in which the debenture holders can convert at a maximum price of $.10 per share.

We reviewed the revised terms and conditions of the convertible debentures we owe to Palisades and we accounted for it as a debt extinguishment pursuant to EITF 96-19 and charged the $418,530 to interest expense.

Ms. Julie Herman
February 8, 2008

  October 2006 debt modification

We recognized an $813,035 gain on the modification of debt pursuant to EITF 96-19, which states “that an exchange of debt instruments with substantially different terms is a debt extinguishment and should be accounted for in accordance with paragraph 16 of Statement 125. The Task Force observed that a debtor could achieve the same economic effect by making a substantial modification of terms of an existing debt instrument. Accordingly, the Task Force reached a consensus that a substantial modification of terms should be accounted for like, and reported in the same manner as, an extinguishment.”

EITF 96-19 further states that “an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if any of the following three conditions are met:

1. The present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.

For purposes of determining the change in the present value of the cash flows, the Task Force observed that the cash flows can be affected by changes in principal amounts, interest rates, or maturity. They can also be affected by fees exchanged between the debtor and creditor to effect changes in:

  Recourse or nonrecourse features
  Priority of the obligation
  Collateralized (including changes in collateral) or noncollateralized features
  Debt covenants and/or waivers
  The guarantor (or elimination of the guarantor)
  Option features.

If the terms of a debt instrument are changed or modified in any of the ways described above and the cash flow effect (including changes in the fair value of an embedded conversion option) on a present value basis is less than 10 percent, the debt instruments are not considered to

Ms. Julie Herman
February 8, 2008

be substantially different, except as set forth by the following two conditions.

2. A modification or an exchange that affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange.

3. A modification or an exchange of debt instruments that adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

If it is determined that the original and new debt instruments are substantially different, then the calculation of the cash flows related to the new debt instrument at the effective interest rate of the original debt instrument is not used to determine the initial amount recorded for the new debt instrument or to determine the debt extinguishment gain or loss to be recognized. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”

The modifications to the original terms of the debentures meet both the conditions as indicated in one and two above and accordingly a gain on the modification was recognized.

The gain was based upon the change in the value of the embedded conversion feature of the debt. Initially the gain was based upon the trading price of our common stock on the date the modified terms came into effect using our market capitalization method. In September 2007, we revalued the gain using the undiscounted trading price.

We value the embedded conversion feature in both the Palisades’ and GCI convertible debt on a quarterly basis. The decrease in value of the derivatives is based on the continuing reduction in the trading price of our common stock. We revalue the embedded conversion feature at the end of each quarter pursuant to EITF 00-19 Para 20.

Originally the fair value of the embedded conversion feature was calculated by our outside consultant. The amount calculated was then discounted under our

Ms. Julie Herman
February 8, 2008

market capitalization method.  As indicated, we eliminated all discounts in our restated 2006 financial statements as included in our 10QSB filing for the period ended September 30, 2007.

  GGI Convertible Debentures, F-36

The gain on the debt extinguishment on our convertible debt due GCI is identical to the accounting treatment for the Palisades’ debt as indicated above.

  GGI interest expense, F-39

The same accounting treatment as discussed above was applied to embedded conversion feature of the GGI debt.

     Note 10 – Commitments and Contingencies

  Disclosure of Complaint filed against GEM Advisors

There is no settlement with the GEM Advisors and the disclosures relating to the complaint will be corrected accordingly.

  Shares issued Ischian, page F-46

We issued the additional 11,688 (post-split) shares to Ischian investors pursuant to an agreement with the investors. We treated the additional shares as if the shares were issued pursuant an anti-dilution provision and did not value the additional shares.  The price of the original shares sold to Ischian was negotiated in good faith between unrelated parties and agreed upon and therefore deemed to be fair value even though it was below the Company’s closing price.

     Note 14, Subsequent Events, page F-58

  Increase in amount due Hyde Investments Ltd.

The actual $500,000 increase in Palisades’ debt was actually in exchange for Palisades issuing to a consultant 1,000,000 shares of the our common stock which it owned. We valued the consulting services at $2,400,000, based on the trading price of our shares, and charged it to operations.  The actual entry relating to this transaction was:

Equity                                       $1,900,000 credit
Consulting expense                   $2,400,000 debit
Convertible note payable          $   500,000 credit

Ms. Julie Herman
February 8, 2008

     Form 10-QSB/A for the three months and nine months ended September 30, 2007

     Financial Statements, page F-1
  Weinberg and Company

Our Form 10-QSB and related Form 10-QSB/A for the three and nine months ended September 30, 2007 were reviewed by our current auditors, Kabani and Company, Inc.  The company has filed a Form 8-K on November 13, 2007 stating the appointment of Kabani & Company, Inc. as the new auditors and dismissal of Weinberg and Company.

  Amended Form 10QSB/A

The amendments to our 10-QSB for the quarter ended September 30, 2007 pertain to various corrections for grammatical errors and stylistic changes to the verbiage contained in the original filing. In addition, the amended 10-QSB/A included copies of certain material contracts which were not in the original filing. These additional contracts are as follows:

     EX-10.1     Agreement with Continental Advisors
     EX 10.3     Service agreement with Southern Utah Engineering Experts LLC
     EX 10.4     Employment agreement with Brent Phares
     EX 10.5     Amended to employment agreement with Brent Phares

     Consolidated Balance Sheet F-1

  Deferred stock compensation

The Company issued 30,000,000 shares of its common stock to its President on November 21, 2006. The shares vest over a three year period pursuant to the Officer’s employment agreement. Compensation relating to the issuance of these shares was valued pursuant to SFAS 123(R) at $6.00 per share which was the trading price of our common stock on the effective date of the agreement. We are recognizing the $180,000,000 as compensation over the three year vesting period pursuant to SFAS 123(R).

As of September 30, 2007, $21,575,342 has been expensed and $158,424,658 is reflected as deferred compensation. However, based on SAB 107 Topic E which refers to Rule 5-02.30 of regulation S-X, the deferred compensation is treated as contra equity as the compensation is paid in stock against which the services will be received in future period.

Ms. Julie Herman
February 8, 2008

     Note 1 – Organization and basis of presentation

     Organization, page F-8
  Acquisition of Monitoring

At the time of the acquisition of Monitoring, we acquired certain licenses owned by Monitoring. After the acquisition, we evaluated the valuation of the licenses. In reviewing the license purchased in the Monitoring transaction, it became apparent that little to no activity was performed by Monitoring prior to the asset sale to the Company. Therefore, the licsense needed to be impaired. However, we had errorneously reported the impairement as research & development in our 10KSB. Therefore we reclassed the $2.1M from in process research and development to the cost of the license.

Although we do plan to development the license in some future date, we do not know when or if we can as all of our current resources are being spent on the development and marketing of our current metal fatigue detection process. Further, we have performed none of the tasks required of us under the license. We do not believe we could commence the development of the monitoring technology for at least five years and therefore we charged the entire $2.1M to operations as an impairment loss.

The disclosure in the 10KSB will be amended accordingly.

  Acquisition of SATI, DATI, and NDATI

We accounted for the acquisition of these three companies as asset purchases as none of the three had any activity. We refer the Commission to our response to item 5 above. Our analysis and conclusion regarding the whether these three companies were business on the dates of acquisition was the same as our analysis and conclusion regarding Monitoring.

  Acquisition of BTCI

We acquired BTCI from our Chief Engineer, Brent Phares, who is one of our officers. We valued the technology acquired in the BTCI acquisition at the par value of the shares issued which we believe approximated Mr. Phares’ capitalized cost basis in the technology acquired. In valuing the acquired technology, we relied up the application of SAB 48 to the acquisition of intangibles from insiders as discussed in the June 15, 1988 meeting of the AICPA SEC Regulation Committee, according to which

Ms. Julie Herman
February 8, 2008

“When intangibles, primarily research and development, are acquired from insiders (in this context defined as officers, directors, major shareholders) any purchase price in excess of cost should be recorded as a distribution of capital.”

  Restatement of Financial Statements, page F-11

Prior to the restatements, we were using discounts in valuing our share issued in lieu of compensation. We issued shares subject to various lock up agreements. Services rendered in exchange for shares subject to a one year, two year, or three year lock up were valued at 90% , 80%, and 70%, respectively, of the trading price of the shares on the date of issuance.  Further as discussed above, large blocks of shares were valued using the market capitalization method as discussed in response 7 above. After review of the trsanactions, we concluded that these basis was wrong. Therefore, we revalued the shares issued base don the fair value of the shares and restated the financial statements. The derivative liability is rec-restated based upon valuation of warrants and convertion liabilities.

  Restatement of Prior Period Financial Statements, page F-11

It is our intent to restate our 2006 and 2005 financial statements.  We believe  our presentation in our 10-QSB and related amendments of the correction of the error in our valuation of share based compensation is consistent with the provisions of SFAS 154.  Paragraph 25 of the Pronouncement states that “any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. Restatement requires that:

  The cumulative effect of the error on periods prior to those presented shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented.
  An offsetting adjustment, if any, shall be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period.
  Financial statements for each individual prior period presented shall be adjusted to reflect correction of the period-specific effects of the error.”

     Note 3 - Investments, page F-20

     24. Rocket City

Initially we used the market capitalization method in valuing the Rocket City shares acquired. Under this method, the shares were valued at $640,500. The actual value of the Rocket City shares on the transaction date using its trading

Ms. Julie Herman
February 8, 2008

price was $10,374,000. The restated financials used the $10,374,000 as the restated purchase price and accounted for the acquisitions under SFAS 115.

During 2007, Rocket City recorded a reverse stock split reducing the number of shares we owned from 10,000,000 to 175,000. In addition, the trading price of the Rocket City continued to drop and we reduced the value of our investment in Rocket City on September 30, 2007 to $120,000 which was based on the trading price of its shares on that date. We considered the decline in value to be permanent and charged the reduction to operations as an impairement.

On the date of the rescission, we plan to treat the transaction as a disposal of the assets and report the gain or loss using the market value of our returned shares net of the basis of our investment.

     Note 7 – Convertible Debentures, page F-26

  Palisades – gain on modification of debt

We did recognize a gain on the modification, but due to the revaluation performed by us, we reduced the gain from $831,035 to $638,338 in our restated financial statements.

  GCI, page F-29

FSP EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies.

Paragraph 8 of SFAS 5 states that “an estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

  Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.4 It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.; and

  The amount of loss can be reasonably estimated.

Ms. Julie Herman
February 8, 2008

As per the terms of GGI debenture agreement, the Holder may demand 130% of the total outstanding principal and the accrued and unpaid interest in case of the event that the Registration statement is not filed or not declared effective. Accordingly, no liability is recorded as the liability is contingent.

     Item 2. Management’s discussion and analysis of financial conditions and results of operations, page 4.

     Results of operations for the nine months ended September 30, 2007 and 2006, page 7

  In process research and development

The disclosure in the MD&A is incorrect. The $388,243 pertains to expenses incurred in our research and development efforts which were incurred for monetary consideration.

  Item 3 – controls and procedures, page 13

All future filings will disclose the evaluation as of the end of the period covered by the annual report.

We hope that the above provides sufficient information and address the concerns of the Commission.

Sincerely,

/s/ Robert M. Bernstein

Robert M. Bernstein,
President